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July 30, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Edwin S. Kim

Re:	Columbia Sportswear Company
Form 10-K for fiscal year ended December 31, 2007
Filed February 28, 2008
File No. 000-23939
Dear Mr. Kim:
Columbia Sportswear Company submits this letter in response to comments from the Staff of the Securities and Exchange Commission contained in a letter to us dated June 13, 2008, which we refer to as the “comment letter,” regarding our definitive proxy statement on Schedule 14A filed by us on April 4, 2008, which we refer to as the “proxy statement.” In response to comment 2 of the comment letter, this letter provides an expanded analysis supporting our conclusion that disclosure of information regarding the performance goals for our equity-based incentives plans would result in competitive harm, and thus that this information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. For your convenience, we have set forth the comments below in italicized, bold type.
Certain Relationships and Related Transactions, page 7
1.	In footnote 12 to Columbia Sportswear Company’s financial statements for the fiscal year ending December 31, 2007, the company discloses that it “leases certain operating facilities from a related party of the Company.” Please tell us why this transaction is not disclosed in the “Certain Relationships and Related Transactions” section of the proxy statement.

The related party transaction disclosed in footnote 12 to our financial statements involves Doug Hamilton, the manager of our Canadian subsidiary. Mr. Hamilton is not an “executive officer” of Columbia Sportswear Company, and therefore the transaction is not required to be disclosed in the proxy statement by Item 404 of Regulation S-K.
Executive Compensation, page 11
2.	The company’s proxy statement discusses performance targets for both its short-term incentive and equity-based incentives plans for fiscal year 2007. The company, however, has not provided quantitative disclosure of the terms of the necessary targets to be achieved under each component for your named executive officers to earn their incentive compensation under these plans. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis, based on the 2008 proxy statement, as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please tell us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
I.	FOIA Exemption 4
Instruction 4 to Item 402(b) of Regulation S-K specifies that the applicable standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Each of these rules permits nondisclosure when relying on Exemption 4 of the Freedom of Information Act, or FOIA (5 U.S.C. § 552(b)(4)).
FOIA Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” from public disclosure. For FOIA Exemption 4 to apply, the following test must be satisfied: the information for which an exemption is sought must be (a) a trade secret, or the information must be commercial or financial in character; (b) obtained from a person, which includes a corporation; and (c) privileged or confidential. See Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
The first step in the analysis of whether nondisclosure is appropriate is to determine whether the information is “commercial or financial information” within the meaning of FOIA Exemption 4. The types of information courts have held to be commercial or financial information within the meaning of the exemption include the following: sales and profit data, breakdowns of sales, market share data and confidential bid amounts, Sterling Drug, Inc. v. Fed. Trade Comm’n, 450 F.2d 698, 709 (D.C. Cir. 1971); business sales statistics, including total net sales, total costs and expenses, operating costs, gross sales and renegotiable sales, Fisher v. Renegotiation Bd., 355 F. Supp. 1171, 1174 (D.D.C. 1978); pricing and technical designs, Landfair v. U.S. Dep’t of Army, 645 F. Supp. 325, 328 (D.D.C. 1986) (holding that pricing and technical designs are “undoubtedly” commercial or financial information); and results of audits of books, including sales statistics, inventories, holdings, expenses, statements of profits and gross receipts, securities, liabilities and employee salaries and bonuses, Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Similarly, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” (Citation omitted.)
The second step in the analysis is to determine whether the commercial or financial information is being obtained from a “person,” which includes a corporation.

The third step in the analysis is to determine whether the commercial or financial information is “confidential” within the meaning of FOIA Exemption 4. In the principal case on this issue, the Morton court looked first at whether the information at issue was of the type “which would customarily not be released to the public by the person from whom it was obtained.” 498 F.2d at 766 (citing S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965)). In addition to satisfying this initial inquiry, the information must also be of the type that Congress sought to protect within FOIA. The Morton court indicated that the two-part policy test for “confidentiality” was met “if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. At 770 (footnote omitted); see also Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 873 (D.C. Cir. 1992); Pub. Citizen Health Research Group v. Food & Drug Admin., 702 F.2d 1280, 1291 (D.C. Cir. 1983) (“[E]vidence revealing ‘[a]ctual competition and the likelihood of substantial competitive injury’ is sufficient to bring commercial information within the realm of confidentiality.” (Citation omitted.)). As part of the two-part policy test, the company must also establish that it faces competition. See Nat’l Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).
II.	Analysis
A.	Performance-based RSU company performance goals constitute commercial or financial information
As discussed above, the first step in the analysis of whether nondisclosure is appropriate is to determine whether the three-year company performance components of our performance-based restricted stock unit awards, which we refer to as RSUs, to named executive officers, other than our Chairman and our President and CEO, constitute “commercial or financial information” within the meaning of FOIA Exemption 4. The company performance components constitute commercial or financial information within the meaning of FOIA Exemption 4 because this information is derived from our proprietary three-year business plans and forecasts.
For the convenience of the Staff, we provide the following summary of our grants of performance-based RSUs, as disclosed on pages 20 and 21 of the proxy statement. At the beginning of each three-year performance period, the compensation committee awards performance-based RSUs and establishes specified performance goals by which the number of performance-based RSUs that vest at the end of the performance period are determined. The performance period for the performance-based RSUs is three years, with new three-year performance period grants made annually. Achievement of the established performance goals is determined at the end of the relevant three-year period and represents cumulative performance during the period. We note supplementally that the performance periods for the awards of performance-based RSUs overlap.

Cycle 1	2006	2007	2008
Cycle 2		2007	2008	2009
Cycle 3			2008	2009	2010

Participants receive payouts in the form of common stock at the end of the performance period in amounts determined by the extent to which the established performance goals were met. Twenty percent of the award, the individual performance component, is subject to forfeiture based on achievement of individual performance ratings. Eighty percent of the award, the company performance component, is subject to increase or decrease based on specified (1) cumulative operating income and (2) average return on invested capital levels in the performance period. Average return on invested capital is a non-GAAP financial measure that supplements traditional accounting measures to evaluate our financial return in a given period, relative to our invested capital.
In the case of both company performance component categories, the measures reflect projected business results that are eventually reported in our financial statements and related notes. The cumulative operating income measure reflects the projected business results for which actual results will be reported in our consolidated statements of operations. The average return on invested capital is the average annual percentage return on invested capital in the relevant performance period, and is calculated by dividing (1) “net operating profit after taxes” by (2) and amount equal to “total assets” less “excess cash” less “non-interest bearing current liabilities.” The components of average return on invested capital are reported or reflected in our financial statement and related notes.
This financial information is comparable with the type of information for which the Sterling Drug (sales and profit data), Fisher (total net sales, total costs and expenses, operating costs) and Morton (expenses, statements of profits and gross receipts, securities, liabilities and employee salaries) courts have held to be commercial or financial information, as discussed above.
Moreover, this information is commercial information within the meaning of FOIA Exemption 4 because it has been “compiled in pursuit of profit,” as discussed in Critical Mass Energy Project. Management uses the measure of average return on invested capital to evaluate our effectiveness at managing capital deployed and generate liquidity as revenue fluctuates, and believes this measure is an appropriate measure of performance in the operation of the business. Management also believes that operating income is an appropriate measure to evaluate company performance and creation of shareholder value. These company performance targets provide our executive officers an incentive to make strategic decisions to achieve or exceed the specified business and performance goals, thereby enhancing our long-term profitability.
B.	Performance-based RSU company performance goals are obtained from a person
The second step in the analysis is to determine whether the company component of the performance-based RSU performance goals are obtained from a “person,” which includes a corporation. This step in the analysis is satisfied because these goals are obtained from Columbia Sportswear Company, which is a corporation.
C.	Performance-based RSU company performance goals are confidential
The third step in the analysis is to determine whether the commercial or financial information is “confidential” within the meaning of FOIA Exemption 4.

1.	Performance-based RSU company performance goals not customarily released to the publicAs discussed above, under Morton, financial or commercial information meets the first part of the test for “confidentiality” if the information at issue was of the type “which would customarily not be released to the public by the person from whom it was obtained.” Our overall market assessment, strategies and plans are the basis for the performance-based RSU company performance goals. Specifically, these goals are derived from our confidential, long-term business plan as it exists at the time the goals are set.
The information reflected in the performance-based RSU company performance goals would not customarily be released to the public. Although we have publicly provided forward-looking guidance regarding net sales and diluted earnings per share, we do not issue guidance for these or similar measures for any extended periods, such as three years. Moreover, the performance-based RSU company performance goals differ from guidance because they are aspirational in nature and reflect our long-term strategic plans and assumptions, rather than attempts to predict near-term results.
Furthermore, nondisclosure of the performance-based RSU company performance goals for open performance periods is not inconsistent with our planned disclosure in future proxy statements of the completed annual target performance goals for participants in our annual Executive Incentive Compensation Plan. Unlike the performance-based RSU company performance goals, the disclosure of Executive Incentive Compensation Plan targets relate to an already completed year and do not provide insights into our plans for future growth and profitability.
2.	Public disclosure of performance-based RSU company performance goals would cause substantial competitive harm
We face competition. As part of the Morton test for “confidentiality,” the next step in the analysis is to determine if disclosure of the performance-based RSU company performance goals is likely to cause substantial harm to our competitive position. As part of this step, we must show, as a preliminary matter, that we face competition. As disclosed in our annual report on Form 10-K for 2007, we operate in highly competitive markets. We compete with others in our markets based on the price, brand name, functionality, durability and style of our products. Some of our competitors are substantially larger and have greater financial, distribution, marketing and other resources than we do.
Public disclosure would cause substantial competitive harm. As noted above and described in more detail below, the performance-based RSU company performance goals reflect our plans and aspirations to grow our business. We believe that public disclosure of the performance-based RSU company performance goals for any performance period would provide valuable information to our competitors. We discuss below the reasons why we believe that public disclosure of performance-based RSU company performance goals for open performance periods would cause substantial harm to us.

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We are particularly vulnerable to the forms of competitive harm described above because we have only a single line of business—the design, manufacture, marketing and distribution of active outdoor apparel. A competitor may more easily use our performance-based RSU company performance goals to discern our operating objectives than it would be if we were a diversified company pursuing multiple lines of business.

Moreover, the playing field would not be level because we will not have a similar insight into the business plans of our competitors. Many of our direct competitors are privately-held companies or divisions of much larger publicly-held companies. Privately held companies are not required to disclose any aspect of their incentive plans. Even among publicly held competitors we would not be able to develop similar competitive insights if these competitors do not have an incentive plan similar to ours that has three-year performance periods, or if regulations in their countries of domicile do not require similar disclosure. Furthermore, large, diversified publicly held companies with whom we compete are not required to disclose the details that would allow us to discern the operating objectives of their subsidiaries or divisions against which we compete. Thus, we would not be able to perform the same type of analysis on the performance goals in our competitors’ incentive plans.

b.	Public disclosure of our performance-based RSU company component goals would provide information to parties in contract negotiations with us that could be used to our detriment. The analytic techniques described above could also be used by customers, distributors, suppliers, manufacturers and vendors. With the resulting information, these parties could demand prices, terms and conditions that are unduly favorable to them. In the aggregate, this behavior could prevent us from achieving or exceeding our profit objectives or artificially distribute the burden of our profit requirements amount our customers, distributors, suppliers, manufacturers and vendors in ways that damage our future value.
III.	Disclosure of the performance-based RSU company performance goals is not necessary for the protection of investors
Public disclosure of the performance-based RSU company performance goals is not necessary for the protection of investors. First, this disclosure is not needed for an understanding of our historical financial results. Second, investors seeking to understand trends and expectations regarding our business results may look to our public disclosures in the management discussion and analysis sections of our periodic reports on Forms 10-K and 10-Q. In addition, we provide on a quarterly basis guidance reflecting our current near-term expectations regarding net sales and diluted earnings per share. By contrast, the performance-based RSU company performance goals are not updated on a quarterly basis. As a result, the performance-based RSU company performance goals, especially toward the end of any three-year performance period, may not accurately reflect management’s current plans and expectations. Accordingly, we believe that disclosure of our performance-based RSU company performance goals, which are set to provide

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incentives to our executive officers, may be confusing to shareholders relative to our periodic guidance. After the end of each three-year performance period, most of the actual results with respect to performance measures at issue will be reflected in our financial statements and related footnotes for the three fiscal years in that performance period.
IV.	Conclusion
For the foregoing reasons, we believe that information regarding our performance-based RSU company performance goals is within the scope of FOIA Exemption 4.
* * *
If you have any questions regarding this letter, please feel free to call me directly at (503) 985-4011.
Sincerely,
/s/ Richelle T. Luther
Richelle T. Luther
Deputy General Counsel

cc:	Peter J. Bragdon Bryan Timm John R. Thomas